PROMISSORY NOTE

$50,000,000
December 31, 2004

Graco Inc.
88 11th Avenue Northwest
Minneapolis, Minnesota 55413
(Individually and collectively “Borrower”)

Wachovia Bank, National Association
301 South Tryon Street
Charlotte, North Carolina 28202
(Hereinafter referred to as “Bank”)

Borrower promises to pay to the order of Bank, in lawful money of the United States of America, at its office indicated above or wherever else Bank may specify, the sum of $50,000,000 (as the same may be reduced from time to time pursuant to that Section hereof titled “Reduction or Termination of Commitment”, the “Committed Amount”) or such sum as may be advanced and outstanding from time to time, with interest on the unpaid principal balance at the rate and on the terms provided in this Promissory Note (including all renewals, extensions or modifications hereof, this “Note”).

LINE OF CREDIT ADVANCES. Borrower may borrow, repay and reborrow, and, upon the request of Borrower, Bank shall advance and readvance under this Note from time to time until the maturity hereof (each, including any portion thereof, an “Advance” and together the “Advances”), so long as the principal balance outstanding under this Note after such Advance plus the aggregate amount of undrawn Letters of Credit plus the aggregate amount of unreimbursed drawings under all Letters of Credit does not exceed the Committed Amount. Bank shall have no obligation to make Advances under this Note or issue Letters of Credit if a Default has occurred and is continuing. As of the date of each proposed Advance, Borrower shall be deemed to represent that each representation made in the Loan Documents is true in all material respects as of such date.

USE OF PROCEEDS. Borrower shall use the proceeds of the loan(s) evidenced by this Note for the commercial purposes of Borrower, as follows: refinance of existing debt and general business purposes (including without limitation acquisition financing).

LETTERS OF CREDIT. Upon the request of Borrower, Bank shall issue standby “Letters of Credit”, provided that, after such issuance, the aggregate amount of undrawn Letters of Credit plus the aggregate amount of unreimbursed drawings under all Letters of Credit shall not exceed $10,000,000 and the principal balance outstanding under this Note plus the aggregate amount of undrawn Letters of Credit plus the aggregate amount of unreimbursed drawings under all Letters of Credit shall not exceed the Committed Amount. Subject to the terms of this Note, Borrower may borrow hereunder to pay reimbursement obligations due Bank under Letters of Credit. With respect to each issuance of a Letter of Credit, Borrower shall execute Bank’s form “Letter of Credit Application”. Upon termination of Bank’s obligation to Advance under this Note, whether by maturity, Default or otherwise, Borrower shall deliver immediately to Bank cash collateral in an amount equal to the aggregate amount of outstanding undrawn Letters of Credit or provide Bank with other credit support for such undrawn Letters of Credit reasonably acceptable to Bank. Letter of Credit Fees. Borrower shall pay a Standby LC Fee with respect to each Letter of Credit from the date of issuance through the date of expiration, draw or other termination, at the Standby LC Fee rate on the amount of each Letter of Credit. Borrower shall pay to Bank Bank’s standard processing fees in connection with amendment, issuance, renewal or extension of each Letter of Credit.

FACILITY FEE. Borrower shall pay a Facility Fee from the date hereof through the Maturity Date at the Facility Fee rate on the Committed Amount.

INTEREST RATES AND FEES. The variable pricing grid below is referred to herein as the “Pricing Grid”. The “LIBOR Spread”, “Facility Fee”, and the “Standby LC Fee” shall be determined at any time by reference to the Leveraged Ratio calculated as of the end of the most recent fiscal quarter preceding the day such fee is determined for which financial statements have been delivered under that Section of this Note titled “Financial Information” and the Pricing Grid. All interest and fees are stated as annual rates in the Pricing Grid.

Variable Pricing Grid

Leverage Ratio	LIBOR Spread	Facility Fee	Standby LC Fee
‹ 1.0x	0.37%	0.08%	0.45%
› 1.0x and ‹ 2.0x	0.475%	0.10%	0.575%
› 2.0x and ‹ 3.0x	0.58%	0.12%	0.70%
› 3.0x	0.80%	0.15%	0.95%

INTEREST RATE DEFINITIONS. LIBOR-Based Rate. “LIBOR-Based Rate” means, with respect to any Advance, LIBOR for the Interest Period applicable to such Advance plus the applicable LIBOR Spread, as the applicable LIBOR Spread may change from time to time.

LIBOR. “LIBOR” means, with respect to each Interest Period, the rate for U.S. dollar deposits with a maturity equal to the number of months in such Interest Period, as reported on Telerate page 3750 as of 11:00 a.m., London time, on the second London business day before such Interest Period begins(or if not so reported, then as determined by Bank from another recognized source or interbank quotation).

Prime Rate. “Prime Rate” means Bank’s Prime Rate, as that rate may change from time to time with changes to occur on the date Bank’s Prime Rate changes.

LIBOR-Based Rate Advance. “LIBOR-Based Rate Advance” means an Advance bearing interest at a rate determined by reference to a LIBOR-Based Rate.

Prime Rate Advance. “Prime Rate Advance” means an Advance bearing interest at a rate determined by reference to the Prime Rate.

Interest Period. “Interest Period” means, in respect of each LIBOR-Based Rate Advance, the period commencing on the date of such Advance or the last day of the immediately preceding Interest Period applicable to such Advance and ending one, two, three or six months thereafter, as the Borrower shall have elected in the applicable notice of borrowing, continuation or conversion; provided (i) any Interest Period that ends in a month for which there is no day which numerically corresponds to the last day of the immediately preceding Interest Period shall end on the last day of the month and (ii) any Interest Period that would otherwise extend past the Maturity Date of this Note shall end on the Maturity Date of this Note.

INTEREST RATE SELECTION AND ADJUSTMENT. Interest Rate Options. Interest shall accrue on the unpaid principal balance of each Advance from the date of such Advance at a rate per annum equal to a LIBOR-Based Rate or Prime Rate, as selected by Borrower in accordance herewith (each, an “Interest Rate”). Interest for each Interest Period shall accrue each day during such Interest Period, commencing on and including the first day to but excluding the last day.

When the Prime Rate is selected for an Advance, it shall be adjusted from time to time, effective as of the date of each change in Bank’s Prime Rate and the Prime Rate shall continue to apply until another Interest Rate option is selected for that Advance pursuant to the subsection entitled “Notice and Manner of Borrowing and Rate Conversion”. When a LIBOR-Based Rate is selected for an Advance, the LIBOR component of such rate shall be fixed for each Interest Period for which it is determined, and such Advance shall be continued as a LIBOR-Based Rate Advance with the same Interest Period until another Interest Rate option is selected for that Advance pursuant to the subsection entitled “Notice and Manner of Borrowing and Rate Conversion.” There shall be no more than 10 LIBOR-Based Rate Advances having different Interest Periods outstanding at any time. Each borrowing of, conversion to or from, or continuation as, a LIBOR-Based Rate Advance will be in an amount such that, after giving effect thereto, the aggregate outstanding principal amount of all LIBOR-Based Rate Advances having the same Interest Period shall be $1,000,000 or increments of $500,000 in excess thereof.

Funding Loss Protection. Borrower shall indemnify Bank against Bank’s loss or expense as a consequence of (a) Borrower’s failure to make any payment when due on a loan or Advance bearing interest at a LIBOR-Based Rate, (b) any payment, prepayment or conversion of any loan or Advance bearing interest at a LIBOR-Based Rate on a day other than the last day of the Interest Period (whether due to acceleration, maturity or otherwise), or (c) any failure to make a borrowing or conversion after giving notice thereof (“Indemnified Loss or Expense”). The amount of such Indemnified Loss or Expense shall be determined by Bank based upon the assumption that Bank funded 100% of that portion of the loan in the London interbank market and Bank shall provide justification for such to Borrower upon Borrower’s request.

Default Rate. In addition to all other rights contained in this Note, if a Default occurs, and as long as a Default continues, (a) Borrower shall no longer have the option to request a LIBOR-Based Rate and (b)  the outstanding principal amount of this Note and all other overdue Obligations shall bear interest at a rate per annum equal to the Prime Rate plus 2% (“Default Rate”); provided, however, that during the balance of any Interest Period applicable to an LIBOR-Based Rate Advance, the Default Rate with respect to such Advance shall be a rate per annum equal to the LIBOR-Based Rate applicable to such Advance plus 2%. The Default Rate shall also apply from acceleration until the Obligations or any judgment thereon is paid in full.

Notice and Manner of Borrowing and Rate Conversion. Borrower shall give Bank irrevocable telephonic notice of each proposed Advance not later than 11:00  a.m. local time at the office of Bank first shown above on the same business day as such proposed Advance. Each such notice shall specify (i) the date of such Advance, which shall be a business day, (ii) the amount of such Advance, (iii) whether such Advance is to be initially funded as a Prime Rate Advance or a LIBOR-Based Rate Advance, and (iv) in the case of a LIBOR-Based Rate Advance, the duration of the Interest Period applicable thereto. Notices received after 11:00 a.m. local time at the office of Bank first shown above shall be deemed received on the next business day.

Subject to the above limitations, Borrower shall have the option from time to time to convert all or any part of an Advance into a Prime Rate Advance or a LIBOR-Based Rate Advance, or to continue all or any part of a LIBOR-Based Rate Advance as such with the same or a different Interest Period; provided, however, that a LIBOR-Based Rate Advance may be converted or continued only on the last day of the Interest Period applicable thereto. Borrower shall give Bank irrevocable telephonic notice of any continuation or conversion of an Advance not later than 11:00 a.m. local time at the office of Bank first shown above on the date of the requested continuation or conversion. Each such notice shall specify (i) the date of such continuation or conversion, (ii) the amount to be continued or converted, and (iii) in the case of continuations as or conversions to LIBOR-Based Rate Advances, the Interest Period applicable thereto.

At the Maturity Date or upon acceleration all LIBOR-Based Rate Advances shall automatically convert to Prime Rate Advances.

Interest and Fee Computation. Interest and fees, if any, shall be computed on the basis of the actual days in the year and the actual number of days in the applicable period. The computation determines the annual effective yield by taking the stated (nominal) rate for a year’s period and then dividing said rate by number of days in the year to determine the daily periodic rate to be applied for each day in the applicable period.

REPAYMENT TERMS. Accrued interest on each LIBOR-Based Rate Advance shall be due at the sooner of the end of the applicable Interest Period or the Maturity Date. Accrued interest on Prime Rate Advances, accrued Standby LC Fees and accrued Facility Fees shall be due and payable in consecutive monthly payments commencing on January 31, 2005, and continuing on the last day of each month thereafter until fully paid. In any event, all principal and accrued interest shall be due and payable on December 30, 2005 (the “Maturity Date”).

If Borrower subscribes to Bank’s cash management services and such services are applicable to this line of credit, the terms of such service shall control the manner in which funds are transferred between the applicable demand deposit account and the line of credit for credit or debit to the line of credit.

APPLICATION OF PAYMENTS. Monies received by Bank from any source for application toward payment of the Obligations shall be applied to accrued interest and then to principal. If a Default occurs, and so long as such Default is continuing, monies may be applied to the Obligations in any manner or order deemed appropriate by Bank.

If any payment received by Bank under this Note or other Loan Documents is rescinded, avoided or for any reason returned by Bank because of any adverse claim or threatened action, the returned payment shall remain payable as an obligation of all persons liable under this Note or other Loan Documents as though such payment had not been made.

REDUCTION OR TERMINATION OF COMMITMENT. Borrower may at any time and from time to time, upon not less than three business days’ prior written notice to Bank, permanently reduce in part the Commitment Amount or terminate entirely the commitment of the Bank to make Advances under this Note, in each case without premium or penalty, provided that any such partial reduction of the Commitment Amount shall be in integral multiples of $500,000 and no such partial reduction shall reduce the Commitment Amount to an amount which is less than the sum at the time of the principal balance outstanding under this Note plus the aggregate amount of undrawn Letters of Credit plus the aggregate amount of unreimbursed drawings under all Letters of Credit. Upon any termination by Borrower in its entirety of the commitment of the Bank to make Advances under this Note, Borrower shall pay all of the Obligations in full.

DEFINITIONS. Affiliate. Affiliate shall have the meaning as defined in 11 U.S.C. § 101, except that the term “Borrower” shall be substituted for the term “Debtor” therein. Agreement Accounting Principles. Agreement Accounting Principles means generally accepted accounting principles as in effect in the United States from time to time. Loan Documents. The term “Loan Documents”, as used in this Note and the other Loan Documents, refers to all documents executed in connection with or related to the loan evidenced by this Note and any prior notes which evidence all or any portion of the loan evidenced by this Note, and any letters of credit issued pursuant to any loan agreement to which this Note is subject, any applications for such letters of credit and any other documents executed in connection therewith or related theretoand any renewals or modifications thereof, whenever any of the foregoing are executed, but does not include swap agreements (as defined in 11 U.S.C. § 101). Material Adverse Effect. The term Material Adverse Effectshall mean, with respect to any event, act, condition or occurrence of whatever nature (including any adverse determination in any litigation, arbitration, or governmental investigation or proceeding), whether singly or in conjunction with any other event or events, act or acts, condition or conditions, or occurrence or occurrences whether or not related, a material adverse change in, or a material adverse effect on, (a) the business, results of operations, financial condition, assets or liabilities of Borrower and its Subsidiaries taken as a whole, (b) the ability of Borrower to perform any of its obligations under the Loan Documents, (c) the rights and remedies of the Bank under any of the Loan Documents or (d) the legality, validity or enforceability of any of the Loan Documents. Obligations. The term “Obligations”, as used in this Note and the other Loan Documents, refers to any and all indebtedness, promises, covenants, agreements and other obligations under this Note and under any other Loan Document. Any reference in this Note or in any other Loan Document to payment, or final payment, in full of the Obligations shall mean the payment in full in cash of all Obligations other than contingent indemnification Obligations (or, in the case of undrawn Letters of Credit, the cash collateralization thereof or provision of other credit support therefor in accordance with the terms of the Section hereof titled “Letters of Credit”). Subsidiary. Subsidiary shall mean any business in which Borrower holds, directly or indirectly, a controlling interest. Certain Other Terms. All terms that are used but not otherwise defined in any of the Loan Documents shall have the definitions provided in the Uniform Commercial Code.

ATTORNEYS’ FEES AND OTHER COLLECTION COSTS. Borrower shall pay all of Bank’s reasonable expenses incurred to enforce or collect any of the Obligations including, without limitation, reasonable arbitration, paralegals’, attorneys’ and experts’ fees and expenses, whether incurred without the commencement of a suit, in any trial, arbitration, or administrative proceeding, or in any appellate or bankruptcy proceeding.

USURY. If at any time the effective interest rate under this Note would, but for this paragraph, exceed the maximum lawful rate, the effective interest rate under this Note shall be the maximum lawful rate, and any amount received by Bank in excess of such rate shall be applied to principal and then to fees and expenses, or, if no such amounts are owing, returned to Borrower.

GRACE/CURE PERIOD. Grace Period. The failure of timely payment of the interest or fees shall not be a Default until 5 days after such payment is due. Cure Period. Except as provided below, any Default, other than non-payment, may be cured within 30 days after written notice thereof is mailed to Borrower by Bank. Borrower’s right to cure shall be applicable only to curable defaults and shall not apply, without limitation, to Defaults based upon False Warranty or, except as provided below, Bankruptcy.

DEFAULT. If any of the following occurs and is not cured within the applicable Cure Period, a default (“Default”) under this Note shall exist: Nonpayment; Nonperformance. The failure of timely payment or performance of the Obligations or Default, however denominated, under this Note or any other Loan Documents. False Warranty. A warranty or representation made or deemed made in the Loan Documents or furnished to Bank by Borrower in connection with the loan evidenced by this Note proves materially false, or if of a continuing nature, becomes materially false. Cross Default. At Bank’s option, any default in payment or performance of any obligation under any other loans, contracts or agreements of Borrower or any Subsidiary of Borrower with Bank or its affiliates. Bankruptcy. Appointment of a receiver for, assignment for the benefit of creditors of, or commencement of any bankruptcy or insolvency proceeding by or against, Borrower or any of its Subsidiaries (which proceeding, if not instituted, consented to or acquiesced in by Borrower or such Subsidiary, remains undismissed or unstayed and in effect for a period of 60 consecutive days). Material Business Alteration. Without prior written consent of Bank, a material alteration in the kind or type of Borrower’s business.

REMEDIES UPON DEFAULT. If a Default occurs under this Note or any Loan Documents, Bank may at any time thereafter so long as such Default is continuing, take the following actions:  Acceleration Upon Default/Termination. Accelerate the maturity of this Note and, at Bank’s option, any or all other Obligations, whereupon this Note and the accelerated Obligations shall be immediately due and payable, and terminate Bank’s obligation to make Advances under this Note or issue Letters of Credit; provided, however, if the Default is based upon a bankruptcy or insolvency proceeding commenced by or against Borrower, all Obligations shall automatically and immediately be due and payable, all LIBOR -Based Rate Advances shall convert to Prime Rate Advances and Bank’s obligation to make Advances under this Note or issue Letters of Credit shall terminate. Cumulative. Exercise any rights and remedies as provided under the Note and other Loan Documents, or as provided by law or equity.

REPRESENTATIONS.     Power and Authorization. Borrower has the power and authority to execute, deliver and perform, and by all necessary action has authorized the execution, delivery and performance of, all of its obligations under this Note and any other Loan Document to which it is a party. Organization and Authority. Borrower and each Subsidiary of Borrower is duly created, validly existing and in good standing under the laws of the state of its organization, and has all powers, governmental licenses, authorizations, consents and approvals required to operate its business as now conducted except where the failure to have any such power, governmental license, authorization, consent or approval could not be reasonably expected to have a Material Adverse Effect. Borrower and each Subsidiary of Borrower is duly qualified, registered and in good standing in each jurisdiction where qualification or registration is required by the nature of its business or the character and location of its property, business or customers, and in which the failure to so qualify or be so registered or in good standing, as the case may be, in the aggregate, could be reasonably expected to have a Material Adverse Effect. No Litigation. Except as disclosed to Bank in writing prior to the execution and delivery of this Note, there are no pending or, to the knowledge of Borrower, threatened suits, regulatory or administrative proceedings, arbitrations or penalties against Borrower or any Subsidiary of Borrower that could be reasonably expected to have a Material Adverse Effect. ERISA. Each employee pension benefit plan, as defined in ERISA, maintained by Borrower meets, as of the date hereof, the minimum funding standards of ERISA and all applicable regulations thereto and requirements thereof, and of the Internal Revenue Code of 1986, as amended. No “Prohibited Transaction” or “Reportable Event” (as both terms are defined by ERISA) has occurred with respect to any such plan. Regulation U. None of the proceeds of the credit shall be used directly or indirectly for the purpose of purchasing or carrying any margin stock in violation of any of the provisions of Regulation U of the Board of Governors of the Federal Reserve System (“Regulation U”), or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry margin stock or for any other purchase which might render the loan evidenced by this Note a “Purpose Credit” within the meaning of Regulation U.

FINANCIAL INFORMATION. Borrower agrees that from the date hereof until payment in full of the Obligations: Annual. Borrower shall deliver to Bank, within 120 days after the close of each fiscal year, audited financial statements reflecting its operations during such fiscal year, including, without limitation, a balance sheet, profit and loss statement, statement of cash flows and officer’s compliance certificate with supporting schedules; all on a consolidated basis with respect to Borrower and its Subsidiaries, and in reasonable detail, prepared in conformity with generally accepted accounting principles, applied (except as otherwise disclosed in such financial statements) on a basis consistent with that of the preceding year. All such statements shall be examined by Deloitte & Touche LLP or another independent certified public accountant of recognized national standing selected by Borrower. The opinion of such independent certified public accountant shall not be acceptable to Bank if qualified due to any limitations in scope imposed by Borrower or any other person or entity. Any other qualification of the opinion by the accountant shall render the acceptability of the financial statements subject to Bank’s approval. Quarterly. Borrower shall deliver to Bank, within 120 days after the close of each fiscal year and within 45 days after the end of each of the first three fiscal quarters in any fiscal year, audited quarterly financial statements including, without limitation, a balance sheet, profit and loss statement, statement of cash flows and officer’s compliance certificate, with supporting schedules; all on a consolidated basis with respect to Borrower and its Subsidiaries, all in reasonable detail and (except for the absence of footnote disclosures and subject to year-end adjustments) prepared in conformity with generally accepted accounting principles, applied (except as otherwise disclosed in such financial statements) on a basis consistent with that of the preceding year. Additional Information. Borrower shall deliver to Bank such information as Bank may reasonably request from time to time pertaining to Borrower’s corporate status, operations and financial condition. Borrower shall permit Bank and its representatives to meet with Borrower and discuss the business and finances of Borrower from time to time as Bank may reasonably request. Accuracy. All information provided Bank by Borrower shall be complete and accurate in all material respects.

AFFIRMATIVE COVENANTS. Borrower agrees that from the date hereof until payment in full of the Obligations: Maintenance of Corporate Status. Borrower shall maintain its corporate existence and qualification or registration in all jurisdictions where it is required to be qualified or registered under applicable law and shall not suffer loss of good standing status where it is incorporated or in jurisdictions where it is required to be qualified or registered under applicable law (except, in the case of foreign qualification, registration or good standing, where the failure to maintain such qualification or registration or the loss of such good standing status, as the case may be, could not be reasonably expected to have a Material Adverse Effect). Compliance With Laws. Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations and requirements of any governmental authority applicable to its properties, except where the failure to do so, either individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Insurance. Borrower will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurance companies, adequate insurance coverage with respect to its properties and business against loss or damage of the kinds and in the amounts customarily insured against by companies of established reputation engaged in the same or similar businesses including, without limitation, commercial general liability insurance, workers compensation insurance, and business interruption insurance. Maintain Properties. Borrower will, and will cause each of its Subsidiaries to, maintain, preserve and keep its property in good repair, working order and condition, making all needed replacements, additions and improvements thereto.

FINANCIAL COVENANTS.  Borrower agrees that from the date hereof until final payment in full of the Obligations, using the financial information for Borrower and its Subsidiaries, calculated on a consolidated basis:  Minimum Consolidated Interest Coverage Ratio. Borrower will not, as of the last day of any fiscal quarter of Borrower, commencing with the fiscal quarter ending December 31, 2004, permit the Consolidated Interest Coverage Ratio for the period of four fiscal quarters ending on such day, to be less than 3.0 to 1.0. Maximum Leverage Ratio. Borrower will not, as of the last day of any fiscal quarter of Borrower, commencing with the fiscal quarter ending December 31, 2004, permit the Leverage Ratio for the period of four consecutive fiscal quarters ending on such day, to be greater than 3.0 to 1.0. Definitions Applicable to Financial Covenants: “Consolidated Interest Coverage Ratio” means, for any period of four consecutive fiscal quarters of Borrower, the ratio of (i) Consolidated EBIT for such period to (ii) Consolidated Interest Expense for such period. “Leverage Ratio” means, as of the last day of any fiscal quarter of Borrower, the ratio of (i) Consolidated Total Debt to (ii) Consolidated EBITDA. The Leverage Ratio shall be calculated based upon (a) for Consolidated Total Debt, Consolidated Total Debt as of the last day of each such fiscal quarter, and (b) for Consolidated EBITDA, the actual amount for the period of four consecutive fiscal quarters of Borrower ending on such day. “Consolidated EBIT” means, for any period of four consecutive fiscal quarters of Borrower, on a consolidated basis for Borrower and its Subsidiaries in accordance with Agreement Accounting Principles, the sum of the amounts for such period, without duplication, of (i) net income, plus (ii) interest expense plus (iii) income taxes. “Consolidated Interest Expense” means, for any period of four consecutive fiscal quarters of the Borrower, total interest expense (whether paid or accrued) of the Borrower and its Subsidiaries for such period determined in accordance with Agreement Accounting Principles. “Consolidated Total Debt” means the aggregate principal amount of all Indebtedness on a consolidated basis of Borrower and its Subsidiaries as of a referenced date. “Indebtedness” means, without duplication, (i) obligations for borrowed money, (ii) obligations representing the deferred purchase price of property or services (other than accounts payable or accrued expenses arising in the ordinary course of such person’s business payable on terms customary in the trade), (iii) obligations, whether or not assumed, secured by liens on or specifically payable out of the proceeds or production from property now or hereafter owned or acquired by such person, (iv) Letter of Credit obligations and (v) obligations which are evidenced by notes, acceptances, or other instruments. “Consolidated EBITDA”, means for any period of four consecutive fiscal quarters of Borrower, on a consolidated basis for Borrower and its Subsidiaries in accordance with Agreement Accounting Principles, the sum of the amounts for such period, without duplication, of (i) Consolidated EBIT, plus (ii) depreciation plus (iii) amortization expense.

INDEMNIFICATION. The Borrower agrees to indemnify and hold harmless Bank, its officers, employees, directors, and authorized agents (“Indemnified Persons”) from and against any and all liabilities, losses, damages, penalties, or costs and expenses of any kind, including, without limitation, the reasonable fees and disbursements of counsel, which may be incurred by any of them in connection with any claim or investigative, administrative or judicial proceeding relating to or arising out the Loan Documents, the Obligations or any actual or proposed use of proceeds of this Note; provided that no Indemnified Persons may recover hereunder any liabilities, losses, damages, penalties, or costs and expenses determined by a court of competent jurisdiction to have been caused by gross negligence or willful misconduct of such Indemnified Person. The foregoing indemnity obligation shall be an Obligation hereunder. The indemnity provided for herein shall survive payment of the Obligations.

WAIVERS AND AMENDMENTS. No waivers, amendments or modifications of this Note and other Loan Documents shall be valid unless in writing and signed by an officer of the party against which enforcement of the same is sought. No waiver by Bank of any Default shall operate as a waiver of any other Default or the same Default on a future occasion. Neither the failure nor any delay on the part of Bank in exercising any right, power, or remedy under this Note and other Loan Documents shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Each of Borrower and any other person liable under this Note (an “Obligor”) waives presentment, protest, notice of dishonor, demand for payment, notice of intention to accelerate maturity, notice of acceleration of maturity, notice of sale and all other notices of any kind (except for notices expressly required by this Note or any of the other Loan Documents). Further, each Obligor other than Borrower agrees that Bank may extend, modify or renew this Note or make a novation of the loan evidenced by this Note for any period, and each Obligor agrees that Bank may grant any releases, compromises or indulgences with respect to any collateral securing this Note, or with respect to any other Obligor, all without notice to or consent of such Obligor and without affecting the liability of such Obligor.

MISCELLANEOUS PROVISIONS. Assignment. This Note and the other Loan Documents shall inure to the benefit of and be binding upon the parties and their respective successors and assigns. Bank’s interests in and rights under this Note and the other Loan Documents are assignable, in whole or in part, by Bank only with the prior written consent of Borrower (which may not be unreasonably withheld), except that no such consent of Borrower shall be required at any time a Default has occurred and is continuing. Borrower shall not assign its rights and interest hereunder without the prior written consent of Bank, and any attempt by Borrower to assign without Bank’s prior written consent is null and void. Any assignment shall not release Borrower from the Obligations. Applicable Law. This Note and, unless otherwise provided in any other Loan Document, the other Loan Documents shall be governed by and construed under the laws of the state named in Bank’s address on the first page hereof without regard to that state’s conflict of laws principles. Jurisdiction. Borrower irrevocably agrees to non-exclusive personal jurisdiction in the state named in Bank’s address on the first page hereof. Severability. If any provision of this Note or of the other Loan Documents shall be prohibited or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note or other such document. Notices. Any notices to Borrower shall be sufficiently given, if in writing and mailed or delivered to the Borrower’s address shown above or such other address as provided hereunder, and to Bank, if in writing and mailed or delivered to Wachovia Bank, National Association, Mail Code 201 S. College Street, Charlotte, NC 28244 or such other address as Bank may specify in writing from time to time. Written notices to Bank must include the mail code. Any notice permitted to be given to Bank telephonically shall be given by calling Lekeisha Neely (or such other individual as Bank may specify in writing from time to time) at (704) 374-6145 (or such other telephone number as Bank may specify in writing from time to time). In the event that Borrower changes Borrower’s address at any time prior to the date the Obligations are paid in full, Borrower agrees to promptly give written notice of said change of address by registered or certified mail, return receipt requested, all charges prepaid. Plural; Captions. All references in the Loan Documents to nouns of reference mean both the singular and plural form, as the case may be, and the term “person” shall mean any individual, person or entity. The captions contained in the Loan Documents are inserted for convenience only and shall not affect the meaning or interpretation of the Loan Documents. Advances. Bank may, in its sole discretion, make other advances, which shall be deemed to be advances under this Note, even though the stated principal amount of this Note may be exceeded as a result thereof. Posting of Payments. All payments received during normal banking hours after 2:00 p.m. local time at the office of Bank first shown above shall be deemed received at the opening of the next banking day. Fees and Taxes. Borrower shall promptly pay all documentary, intangible recordation and/or similar taxes on this transaction whether assessed at closing or arising from time to time.

CONFIDENTIALITY. Bank agrees to keep confidential all non-public information provided to it by or on behalf of Borrower or any Subsidiary of Borrower pursuant to this Note or any of the other Loan Documents, and to limit its use of such information to the evaluation, administration and/or enforcement of this Note or any of the other Loan Documents; provided, however, that nothing herein shall prevent Bank from disclosing such information (i) to any actual or prospective assignee in connection with the contemplated assignment of Bank’s interests in and rights under this Note so long as such actual or potential assignee has, prior to receiving any such information, agreed in writing to preserve the confidential nature thereof on terms no less restrictive than those contained in this Section, (ii) to its employees, directors, agents, attorneys, accountants and other professional advisors as need to know such information, (iii) in response to any order of any court or other governmental authority or as may otherwise be required by law, or (iv) in connection with the exercise by Bank of any remedy under this Note or any of the other Loan Documents.

ARBITRATION. Upon demand of any party hereto, whether made before or after institution of any judicial proceeding, any claim or controversy arising out of or relating to the Loan Documents between parties hereto (a “Dispute”) shall be resolved by binding arbitration conducted under and governed by the Commercial Financial Disputes Arbitration Rules (the “Arbitration Rules”) of the American Arbitration Association (the “AAA”) and the Federal Arbitration Act. Disputes may include, without limitation, tort claims, counterclaims, a dispute as to whether a matter is subject to arbitration, claims brought as class actions, or claims arising from documents executed in the future. A judgment upon the award may be entered in any court having jurisdiction. Notwithstanding the foregoing, this arbitration provision does not apply to disputes under or related to swap agreements. Special Rules. All arbitration hearings shall be conducted in the city named in the address of Bank first stated above. A hearing shall begin within 90 days of demand for arbitration and all hearings shall conclude within 120 days of demand for arbitration. These time limitations may not be extended unless a party shows cause for extension and then for no more than a total of 60 days. The expedited procedures set forth in Rule 51 et seq. of the Arbitration Rules shall be applicable to claims of less than $1,000,000.00. Arbitrators shall be licensed attorneys selected from the Commercial Financial Dispute Arbitration Panel of the AAA. The parties do not waive applicable Federal or state substantive law except as provided herein. Preservation and Limitation of Remedies. Notwithstanding the preceding binding arbitration provisions, the parties agree to preserve, without diminution, certain remedies that any party may exercise before or after an arbitration proceeding is brought. The parties shall have the right to proceed in any court of proper jurisdiction or by self-help to exercise or prosecute the following remedies, as applicable: (i) all rights to foreclose against any real or personal property or other security by exercising a power of sale or under applicable law by judicial foreclosure including a proceeding to confirm the sale; (ii) all rights of self-help including peaceful occupation of real property and collection of rents, set-off, and peaceful possession of personal property; (iii) obtaining provisional or ancillary remedies including injunctive relief, sequestration, garnishment, attachment, appointment of receiver and filing a voluntary or involuntary bankruptcy proceeding; and (iv) when applicable, a judgment by confession of judgment. Any claim or controversy with regard to any party’s entitlement to such remedies is a Dispute. Waiver of Exemplary Damages. The parties agree that they shall not have a remedy of punitive or exemplary damages against other parties in any Dispute and hereby waive any right or claim to punitive or exemplary damages they have now or which may arise in the future in connection with any Dispute whether the Dispute is resolved by arbitration or judicially. Waiver of Jury Trial. THE PARTIES ACKNOWLEDGE THAT BY AGREEING TO BINDING ARBITRATION THEY HAVE IRREVOCABLY WAIVED ANY RIGHT THEY MAY HAVE TO JURY TRIAL WITH REGARD TO A DISPUTE.

IN WITNESS WHEREOF, Borrower, on the day and year first above written, has caused this Note to be executed under seal.

Graco Inc.
Taxpayer Identification Number: 41-0285640

By: ____________________________________(SEAL)

Name: ________________________, Title: ___________________

Agreed and Accepted as of the day and year first above written:

Wachovia Bank, National Association

By: ____________________________________

Name: ________________________, Title: ___________________